

February 16, 2024

Paul W. Graves
Chief Executive Officer
Livent Corp.
1818 Market Street
Philadelphia, Pennsylvania 19103

      Re: Livent Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 24, 2023
          File No. 001-38694

Dear Paul W. Graves:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services